SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                   TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)


                                 AMDOCS LIMITED
----------------------------------------------------------------------
                                (Name of Issuer)

                     Ordinary Shares, par value (pound)0.01
----------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G02602 10 3
----------------------------------------------------------------------
                                 (Cusip Number)

                                Wayne Wirtz, Esq.
                             SBC Communications Inc.
                                175 East Houston
                              San Antonio, TX 78205
                                 (210) 351-3736
----------------------------------------------------------------------
                      (Name and Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 19, 2001
----------------------------------------------------------------------
                    (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                               (continued on following pages)
                               (Page 1 of 7 Pages)

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CUSIP NO. G02602 10 3         13D/A                            Page 2 of 7 Pages

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1      NAME OF REPORTING PERSON                          SBC COMMUNICATIONS INC.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             43-1301883
--------------------------------------------------------------------------------
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
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3      SEC USE ONLY
--------------------------------------------------------------------------------
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4      SOURCE OF FUNDS                                                        AF
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING
      SHARES              POWER                                               0
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER                        30,654,138*
      EACH                *  Does not include 10,781,798 non-voting Shares.
    REPORTING       ------------------------------------------------------------
     PERSON          9    SOLE DISPOSITIVE POWER                               0
      WITH          ------------------------------------------------------------

                     10   SHARED DISPOSITIVE POWER                   31,435,936*
                          * Does not include 10,000,000 shares for which
                            reporting person has voting rights only.
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                                      41,435,936
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (11) EXCLUDES CERTAI SHARES                                    [   ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 18.6%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                                              HC

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





--------------------------------------------------------------------------------
CUSIP NO. G02602 10 3                         13D/A            Page 3 of 7 Pages

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                          SBC INTERNATIONAL INC.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              43-1380735
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS WC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER                                    0
      SHARES
   BENEFICIALLY      -----------------------------------------------------------
    OWNED BY         8    SHARED VOTING POWER                        30,654,138*
     EACH                 *  Does not include 10,781,798 non-voting Shares.
     REPORTING       -----------------------------------------------------------
      PERSON         9    SOLE DISPOSITIVE POWER                              0
       WITH
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER                   31,435,936*
                          * Does not include 10,000,000 shares for which
                            reporting person has voting rights only.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                     41,435,936

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                  [   ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                18.6%

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                                             CO


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





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CUSIP NO. G02602 10 3                         13D/A           Page 4 of 7 Pages

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--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                         SBC OPTION DELIVERY, LLC
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS WC
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [  ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER                                   0
       SHARES
    BENEFICIALLY      ----------------------------------------------------------
      OWNED BY        8    SHARED VOTING POWER                        17,448,823
       EACH           ----------------------------------------------------------
    REPORTING         9    SOLE DISPOSITIVE POWER                              0
     PERSON           ---------------------------------------------------------
      WITH            10   SHARED DISPOSITIVE POWER                   17,448,823

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                                      17,448,823
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (11) EXCLUDES CERTAIN SHARES                                   [   ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  7.9%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                                              CO


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


                                                               Page 5 of 7 Pages

                         AMENDMENT NO. 3 TO SCHEDULE 13D
                           RELATING TO ORDINARY SHARES
                                OF AMDOCS LIMITED


        This Amendment No. 3 to the Schedule 13D filed on February 22, 2000 (the "Original 13D"), by SBC Communications Inc. ("SBC") and SBC International Inc. ("SBCI") is being filed to report the disposition of ordinary shares of Amdocs Limited (the "Company").


Item 1. Security and Issuer

        This statement relates to the Ordinary Shares, par value (pound)0.01 (the "Shares"), of Amdocs Limited, a company organized under the laws of the Island of Guernsey. The Shares trade on the New York Stock Exchange under the symbol "DOX". The principal executive office of the Company is Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands.


Item 4.    Purpose of Transaction

        Since the filing of Amendment No. 2 on February 27, 2001, SBC has disposed of 2,242,722 Shares through open market sales, charitable contributions, or employee bonuses.

Item 5.    Interest in Securities of the Issuer

(a) SBCI beneficially owns 41,435,936 Shares representing 18.6% of the outstanding ordinary Shares class. SBCO beneficially owns 17,448,823 Shares representing 7.9% of the ordinary Shares class. As of March 31, 2001, the capital structure of Amdocs Limited consists of 222,196,000 Shares (according to Form 6-K filed by Amdocs Limited for the period ending March 31, 2001). SBC possesses ultimate beneficial ownership of the reported Shares by virtue of its ownership of SBCI and SBCO.

(b)     SBCI beneficial ownership interest (1,2):
          Percent of class:                                                18.6%
          Sole power to vote or to direct the vote:                     0 Shares
          Shared power to vote or to direct the vote:          30,654,138 Shares
          Sole power to dispose or to direct the disposition of:        0 Shares
          Shared power to dispose or direct the disposition of:31,435,936 Shares

                                                               Page 6 of 7 Pages

        SBCO beneficial ownership interest (1):
          Percent of class:
          7.9%Sole power to vote or to direct the vote:                 0 Shares
          Shared power to vote or to direct the vote:          17,448,823 Shares
          Sole power to dispose or to direct the disposition of:        0 Shares
          Shared power to dispose or direct the disposition of:17,448,823 Shares

        (1) Each of SBC and SBCI has ultimate control over these Shares by virtue of their ownership of SBCO.
        (2) Does not include 10,781,798 Shares which are non-voting so long as they are directly or indirectly owned by SBC. Each non-voting Share will convert into one Share with voting rights upon its sale.

(c)     During the past sixty days, SBCI disposed of Shares as follows:

        Transaction               Type of            Number        Price Per
           Date                 Transaction        of Shares         Share

        4/25 - 4/30/01     Open Market Sales       1,700,000     $55.00 - $59.80
        5/4/01             Charitable Contribution    31,932           N/A
        6/19/01            Employee Bonuses          251,460           N/A

(d)     None.

(e)     Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In June 1998, SBC granted Amdocs phantom units convertible on a on-for-one basis into Shares to officers of SBC including Mr. James Kahan, a director of the Company. 1,297,539 units have been vested, and no unvested units remain.
Of the vested units, 817,951 Shares have been distributed while the distribution of 479,588 Shares has been deferred.

                                                               Page 7 of 7 Pages


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            SBC COMMUNICATIONS INC.


Dated:  June 21, 2001            By:  /s/ James S. Kahan
                                        James S. Kahan
                                        Senior Executive Vice President -
                                        Corporate Development


                                        SBC INTERNATIONAL INC.


Dated:  June 21, 2001            By:   /s/ James S. Kahan
                                         James S. Kahan
                                         Senior Executive Vice President -
                                         Corporate Development


                                        SBC OPTION DELIVERY, LLC

                                         By SBC Hedging Management, LLC
                                         Manager of SBC Option Delivery, LLC


Dated:  June 21, 2001            By:   /s/ Hal E. Rainbolt
                                         Hal E. Rainbolt
                                         Director, SBC Hedging Management, LLC